UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to                     .

Commission file number  1-8649.

A. Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420
Attn: Director, Tax Accounting

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Toro Company Profit-Sharing Plan
    for Plymouth Union Employees:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Minneapolis, Minnesota

June 27, 2008

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets:
Investments at fair value:
Interest in the Toro Company Master Trust fund	$3,252,492	2,978,392

Total investments	3,252,492	2,978,392

Employee contribution receivable	2,870	2,508
Employer contribution receivable	1,339	1,086
Net assets available for benefits at fair value	3,256,701	2,981,986
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	681	3,307
Net assets available for benefits	$3,257,382	2,985,293

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to Net Assets:
Investment income:
Plan interest in net investment income of the Toro	$337,448	296,196
Net investment income	337,448	296,196

Employer contributions	43,170	39,984
Participant contributions	150,652	138,885
Total contributions	193,822	178,869

Total Additions to Net Assets	531,270	475,065

Deductions from Net Assets:
Benefit payments	(259,181)	(276,774)

Net increase in net assets available for benefits	272,089	198,291

Net assets available for benefits:
Beginning of year	2,985,293	2,787,002

End of year	$3,257,382	2,985,293

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Summary Description of Plan

The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) is provided for general information purposes only.  Participants should refer the Plan document restated as of January 1, 2006 for more complete information.

Employees are eligible to contribute to the plan after they have completed 180 consecutive days of employment or one year of eligibility service and must be a member of a collective bargaining unit.  Participants are fully vested in the entire balance of their individual accounts attributable to those contributions.  The Company also makes matching contributions.  Participants are eligible for matching contributions after completing one year of qualifying service with the Company.  Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

Participants and the Company make contributions to the Plan. The investments of employee and employer contributions are selected by the participants. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participant may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments.  Participants are allowed to withdraw amounts that they previously rolled into the Plan.  Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need.  To the extent an account is invested in Company common shares, a withdrawal or distribution can be in the form of common shares or cash.

Effective November 5, 2007, a new trustee (Fidelity) was appointed to the Plan.  Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the former trustee (J.P. Morgan Retirement Plan Services).  The conversion initiated a “Black Out” period beginning October 20, 2007 and continued through November 4, 2007.  Prior to this period, employees were notified and able to select funds with the new trustee.  During the Black Out period, fund elections could not be changed or withdrawn from the Plan until the new trustee had time to accurately complete the conversion.  Employee contributions continued to be made through payroll deductions and contributions were deposited directly into the participant accounts based on their elections until the completion of the Black Out period.

Employee contributions to the plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans.  The Company is required to make a matching contribution equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation made.

Transfers to/from other funds, represent participant elected rollovers to/from other plans of other employers or other transfers to/from plans.

During the plan years ended December 31, 2007 and 2006, there were no forfeited amounts from nonvested accounts.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

The Company, administrator of the Plan, absorbs all administrative costs of the Plan, except for the trustee fees.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) are presented in accordance with U.S. generally accepted accounting principles.

(b)	Investments

The Plan’s investments are in a Master Trust held by Fidelity (the trustee). The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the trustee. Purchases and sales of securities are recorded on a trade-date basis.

The Company maintains one Master Trust for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Investment, Savings, and Employee Stock Ownership Plan, and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Master Trust invests in fully benefit-responsive investment contracts stated at fair value and then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 1% as of December 31, 2007 and 2006.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The assets held by the Master Trust include The Toro Company Common Stock.  At December 31, 2007 and 2006, approximately 34% and 36% of the investments of the Master Trust were invested in common stock of the Company.  The underlying value

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)	Fully Benefit-Responsive Investment Contracts

The financial statements reflect the Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(f)	Reclassifications

Certain amounts from prior year’s financial statements have been reclassified to conform to the current year presentation.

(g)	New Accounting Pronouncement to be Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The provisions of SFAS 157 are effective as of the beginning of the 2008 plan year.  Management is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

(3)	Party-in-interest Transactions

Fidelity (trustee of the Plan effective November 5, 2007), J.P. Morgan Retirement Plan Services (former trustee of the Plan), and The Toro Company are parties-in-interest with respect to the Plan.  The Plan’s investments are held by Fidelity (trustee of the Plan effective November 5, 2007) and J.P. Morgan Retirement Plan Services (former trustee of the Plan prior to November 5, 2007). Some of the investment funds available to participants also include mutual funds managed by Fidelity for periods effective to November 5, 2007 and J.P. Morgan Retirement Plan Services for periods subsequent to November 5, 2007.  In the opinion of the Plan’s legal counsel, transactions between the Plan and the trustees are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(5)	Federal Income Taxes

The plan administrator has received a favorable determination letter dated April 15, 2003 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the Code.  The Plan has been amended since the date of this letter, and an updated tax determination letter was received on February 19, 2008.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Master Trust Fund

Under the terms of the trust agreement, the trustee manages investment funds on behalf of the Plan.  The trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the trustee is subject to the discretion of participants, other fiduciaries, or the Company.  In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.  Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan.

Net investment income for the Master Trust for the years-ended December 31, 2007 and 2006 was as follows:

	2007	2006
Net realized and unrealized appreciation in fair
value of investments	$44,948,064	41,261,248
Net realized and unrealized appreciation	44,948,064	41,261,248

Interest	23,306	3,223
Dividends	20,935,009	16,417,004
Net Investment Income	$65,906,379	57,681,475

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

    Fair values of Master Trust investments at December 31, 2007 and 2006 were as follows:

Description	2007	2006
Common Collective Trusts
Wells Fargo Stable Return E	$83,706,503	$85,630,792
Barclays Global Investors	9,472,865	21,749,153
Registered Investment Securities
Artisan Mid Cap Fund	9,961,602	9,005,047
JP Morgan MidCap Value	12,271,931	13,824,733
STI Classics Small Cap Growth Stock Fund	—	7,184,245
Fidelity Diversified International Fund	55,049,741	47,908,736
Growth Fund of America	69,498,831	63,013,048
ICM Small Company	27,574,964	30,783,774
Vanguard Institutional Index	18,891,792	37,554,154
American Century Large Company Value Fund	61,240,057	67,308,832
Alger Small Cap	7,952,213	—
Common Stock
The Toro Company Common Stock	217,508,364	212,431,878
Pooled Funds
Pyramis Index Lifecycle 2000	1,815,105	—
Pyramis Index Lifecycle 2005	2,022,179	—
Pyramis Index Lifecycle 2010	6,973,780	—
Pyramis Index Lifecycle 2015	13,034,933	—
Pyramis Index Lifecycle 2020	14,673,475	—
Pyramis Index Lifecycle 2025	14,766,645	—
Pyramis Index Lifecycle 2030	7,849,222	—
Pyramis Index Lifecycle 2035	4,809,707	—
Pyramis Index Lifecycle 2040	2,263,024	—
Pyramis Index Lifecycle 2045	1,469,009	—
Pyramis Index Lifecycle 2050	300,602	—

Total investments	$643,106,544	$596,394,392

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

December 31,
2007
Net assets available for benefits as presented in these financial statements	$3,257,382
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2007	(681)
Net assets available for benefits as presented on Form 5500	$3,256,701

Year Ended
December 31,
2007
Net increase in net assets available for benefits as
presented in these financial statements	$272,089
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2007	(681)
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2006	3,307
Adjustment for employer contribution receivable at December 31, 2006	733
Adjustment for employee contribution receivable at December 31, 2006	2,508
Net increase in net assets available for benefits as
presented on Form 5500	$277,956

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

December 31,
2006
Net assets available for benefits as presented in these financial statements	$2,985,293
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(3,307)
Adjustment for employer contribution receivable	(733)
Adjustment for employee contribution receivable	(2,508)
Net assets available for benefits as presented on Form 5500	$2,978,745

Year Ended
December 31,
2006
Net increase in net assets available for benefits as
presented in these financial statements	$198,291
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(3,307)
Adjustment for employer contribution receivable at December 31, 2006	(733)
Adjustment for employee contribution receivable at December 31, 2006	(2,508)
Adjustment for employer contribution receivable at December 31, 2005	867
Adjustment for employee contribution receivable at December 31, 2005	2,986
Net increase in net assets available for benefits as
presented on Form 5500	$195,596

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for
Plymouth Union Employees

Date: June 27, 2008	By /s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index
Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm